UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Pinson, Kimberly A.
   2728 N. Harwood
   Dallas, TX  75201
2. Issuer Name and Ticker or Trading Symbol
   3333 Holding Corporation
   trades in tandem with Centex Corporation - CTX
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/98
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Treasurer and Controller
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, $0.01 par value|3/22/9|A   |.0001345(1)       |A  |           |.0001345(1)        |D     |                           |
 per share                   |8     |    |                  |   |           |                   |      |                           |
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                             |      |    |                  |   |           |.0008714(2)        |I     |Centex Corp Profit Sharing |
                             |      |    |                  |   |           |                   |      |Plan                       |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Pursuant to a Nominee Agreement dated November 30, 1987, each person who is the beneficial owner of shares of Centex Corporation ("Centex") Common Stock is also the beneficial owner of an undivided interest in 1,000 shares (the "Shares") of common stock of 3333 Holding Corporation, which Shares are held of record by Chemical Bank as successor nominee. Each beneficial owner's proportionate ownership of the Shares is based on the number of Centex Common Stock he owns divided by the total number of shares of Centex Common Stock outstanding from time to time. Until the Nominee Agreement is terminated with respect to the Shares and certificates evidencing the Shares are issued in the name of the beneficial owners thereof, the Reporting Person has no right to obtain a certificate evidencing his beneficial interest in the Shares or to dispose of the Shares separate from Centex Common Stock. Computations set forth in this Form have been made using 59,472,078 shares of Centex Common Stock outstanding as reported in Centex Corporation's Form 10-Q for fiscal quarter ending December 31,
1997.
(2) These shares were acquired during the fiscal year ending March 31, 1998 under the Centex Corporation Profit
Sharing Plan at prices ranging from $12.9375 to $20.875 per share in transactions that were exempt from Section
16(b) but required to be reported by virtue of Rule 16a-8(b)(3). The information is provided as of March 31, 1998, and is based upon the most recently available plan information.
SIGNATURE OF REPORTING PERSON
\s\ Kimberly A. Pinson
DATE
May 14, 1998